DIVIDEND

REINVESTMENT

PLAN

Summary Brochure

TCW Convertible

Securities Fund, Inc.

To Our Shareholders:

We are pleased to welcome you as a shareholder of TCW Convertible Securities Fund, Inc. As an owner of the common shares of the Fund, you are eligible to participate in the Dividend Reinvestment Plan.

The terms and conditions of the Plan are set forth in this brochure. In brief, the Plan provides a convenient and economic way for you to increase your holdings of common stock of TCW Convertible Securities Fund, Inc. The Fund absorbs all of the costs of administering the Plan {except brokerage commissions, if any) so that the total amount of your dividends and capital gains distributions may be reinvested in additional shares of the Fund.

Once you enroll, your participation begins as of the record date for the next dividend or capital gains distribution which is at least ten days following receipt of your authorization card. Instead of receiving cash, you will receive a statement indicating the number of full and fractional shares allocated to you with the proceeds of your dividend or capital gains distribution.

If you wish to participate in the plan, please sign the enclosed card and return it to the administrator, The Bank of New York. If your shares are held by your broker, you must instruct your broker to participate in the Plan on your behalf.

We hope you will take advantage of the Plan if it suits your investment objectives.

Sincerely,

Ernest O. Ellison President

DIVIDEND

REINVESTMENT PLAN

The Dividend Reinvestment Plan of TCW Convertible Securities Fund, Inc. is available to all registered shareholders. The Plan provides a convenient way to acquire additional shares of common stock by automatic reinvestment of cash distributions paid on such shares. The plan is offered through The Bank of New York, which is the plan agent for the participants.

The Plan Agent utilizes BNY Brokerage Inc. for all trading activity relative to the Plan on behalf of Plan participants. BNY Brokerage Inc. receives a commission in connection with such trading transactions.

Sign-up and Withdrawal

Shareholders whose shares are registered in their own name may elect to participate in the Plan at any time by signing an authorization form and forwarding it to the agent. Authorization forms may be obtained from the agent. An authorization will only be effective for a distribution declared and having a record date of at least ten days after the date on which the authorization form is received by the agent. The authorization will continue in effect as to all future distributions until the shareholder elects to withdraw from the Plan. Shareholders whose shares are held in the name of a broker or nominee should contact such broker or nominee to determine whether or how they may participate in the Plan.

A shareholder may elect to withdraw from the Plan at any time and receive future dividends and distributions in cash. There will be no penalty for withdrawal from the Plan and shareholders who have previously withdrawn from the Plan may rejoin it at any time. Changes in elections must be in writing and should include the shareholder’s name and address as they appear on the share certificate. An election to withdraw from the Plan will, until such election is changed, be deemed to be an election by a shareholder to take all subsequent distributions in cash. An election will only be effective for a distribution declared and having a record date of at least ten days after the date on which the election is received by the plan agent. Please use the tear-off stub attached to the bottom of your statement for all transaction processing. This will help expedite your request.

If your shares are registered in a broker’s “street name” or in other nominee name, you should ask the nominee how you may participate. The plan permits a nominee to participate on behalf of those beneficial owners for whom it is holding shares who elected to participate. However, some nominees may not permit a beneficial owner to participate without transferring the shares into the owner’s name.

How the Plan Works

Commencing not more than five business days before the dividend payment date, purchases of the Fund’s shares may be made by the agent, on behalf of the participants in the Plan, from time to time to satisfy dividend reinvestments under the Plan. Such purchases by the agent on or before the dividend payment date may be made on the New York Stock Exchange or elsewhere at any time when the price per estimated commissions of the Fund’s common stock on the exchange is lower than the Fund s most recently calculated net asset value per share.

If the agent determines on the dividend payment date that the shares purchased as of such date are insufficient to satisfy the dividend reinvestment requirements, the agent, on behalf of the participants in the Plan, will obtain the necessary additional shares as follows. To the extent that outstanding shares are not available at a cost of less than per share net asset value, the agent, on behalf of the participants in the Plan, will accept payment of the dividend, or the remaining portion thereof, in authorized but unissued shares of the Fund on the dividend payment date. Such shares will be issued at a per share price equal to the higher of (1) the net asset value per share on the payment date, or (2) 95% of the closing market price per share on the payment date. If the closing sale of offer price, plus estimated commissions, of the Fund common stock on the exchange on the payment date is less than the Fund’s net asset value per share on such day, then the agent will purchase additional outstanding shares on the exchange or elsewhere. If, before the agent has completed such purchases, the market price exceeds the net asset value of a Fund share, the average per share purchase price paid by the agent may exceed the net asset value of the Fund’s shares, resulting in the acquisition of fewer shares than if shares had been issued by the Fund.

Neither the Agent, nor the Fund, nor the Transfer Agent shall be liable hereunder for any act done in good faith, or for any omission to act, including, without limitation, any claims of liability (1) arising out of failure to terminate the participant’s account upon such participant’s death prior to receipt of notice in writing of such death and (2) with respect to prices at which shares are purchased for the participant’s account and the times such purchases are made.

Shares of Common Stock distributed by the Company pursuant to a stock dividend or a stock split with respect to Plan Shares will be added to your account. Shares distributed pursuant to a stock dividend or a stock split with respect to the underlying shares of Common Stock held by you will be mailed to you or to your broker, banker or nominee, as the case may be. In the event of a stock dividend or stock split, transaction processing will be curtailed or suspended by the Plan Administrator for a short period of time following the record date with respect to such action to permit the Plan Administrator to calculate the number of shares to be added to each account.

You may also transfer all or a portion of your Plan Shares into an account established for another person within the Plan. In order to effect such a “book-to-book” transfer, the transferee must complete an Authorization Form to open a new account within the Plan. (See Question 7.) The Authorization Form should be sent to the Plan Administrator along with a written request to effect the “book-to-book” transfer indicating the number of shares to be transferred to the new account. All Participants in the current Plan account must sign the written request, and their signatures must be guaranteed by a bank, broker or financial institution that is a member of the Signature Guarantee Medallion Program. Unless otherwise indicated in the Authorization Form, the new account will provide for “Full Dividend Reinvestment.” {See Question 9.) You may contact the Plan Administrator at (800) 432-8224 to obtain additional information and required forms lo effect a “book-to-book” transfer.

Your entitlement in a rights offering related to the Common Stock will be based upon your total holdings of Common Stock, including whole Plan Shares. Rights certificates will be issued for the number of whole shares only, however, and rights based on a fraction of a share credited to your Plan account will be sold for your account and the net proceeds will be invested as an optional cash payment on the next Investment Date. to the event of a rights offering, transaction processing will be curtailed or suspended by the Plan Administrator for a short period of time following the record date with respect lo such action to permit the Plan Administrator to calculate the rights allocable to each account.

Any stock dividends or stock splits distributed by the fund on shares of the fund common stock credited to the account of a Participant will be added to the Participant’s account. Stock dividends or split shares distributed on shares registered In the name of the Participant will be mailed directly to the Participant in the same manner as to shareholders who are not participating in the Plan. In the event that the fund makes available to its shareholders rights to purchase additional shares of the fund common stock or another security, the Bank will sell all rights received by it for Participants and invest the resulting funds in shares of the fund common stock or in such other security, as the case may be, together with the next regular cash dividend. If a Participant wishes to exercise any such rights, a request must be made pursuant to paragraph 5 of these Terms and Conditions that certificates for shares in the Participant’s account be issued to the Participant so that such rights can be received directly by the Participant. Transaction processing may be curtailed or suspended until the completion of any stock split, stock dividend or rights offering.

Joining the Plan

You may join the Plan at any time. Reinvestment of distributions will begin with the next distribution paid, provided your authorization card is received 10 days before the record date for that distribution. If not, the next following distribution will be the first to be reinvested for you.

Cost of the Plan

The cost of administering the Plan is borne by the Fund. Participants pay a pro rata share of any brokerage commissions incurred in connection with open market purchases by the agent. The Fund reserves the right to amend the plan to institute a service charge to participants.

Tax Information

Distributions that are reinvested are subject to income tax to the same extent as if received in cash; except that distributions paid in shares issued by the Fund at a discount are valued at the market price of such shares on the dividend payment date. All shareholders will receive a Form 1099 information return regarding the federal tax status of distributions paid during the prior year.

Fractional Shares

As a participant in the plan, the erne amount of your distributions are reinvested. For any balance that is insufficient to purchase a whole share, your plan account is credited with a fractional share interest, computed to three decimal places. A factional share interest participates in all subsequent distributions.

To Transfer Shares

You may effect “book-to-book” transfers, which involve transferring shares from an existing participant account in the Plan to a new participant account by providing the Bank with a written request in accordance with the terms and conditions of the Plan. All participants in the current account must sign the request and their signatures must be guaranteed by a bank, broker or financial institution that is a member of a signature Guarantee Medallion Program The new participant account will automatically be coded for full dividend reinvestment unless otherwise instructed.

Voting

You have voting rights on all whole and fractional shares acquired under the plan and held in your plan, account.

To Discontinue

You may terminate your participation in the plan at any time by giving written notice to The Bank of New York. To be effective for any given distribution, the notice to discontinue must be received by the Bank te ‘ business days before the record cate for the distribution.

Upon discontinuing your participation in the plan, you will receive a certificate for the number of full shares held in your plan account. If you elect to receive cash, the Agent will sell your shares and deliver a check for the proceeds, less brokerage commissions In either case, fractional shares credited to a terminating Plan account are paid in cash at the then current.: market price, less any commissions.

Please use the tear-off stub attached to the bottom of your statement. This will help expedite you request.